Exhibit 99.2

VANCEINFO TECHNOLOGIES INC.
(Incorporated in the Cayman Islands with limited liability)
(New York Stock Exchange Ticker: VIT)
FORM OF PROXY FOR ANNUAL GENERAL MEETING (OR ANY ADJOURNMENT THEREOF) TO BE HELD ON NOVEMBER 11, 2011 AND AT 3/F, BUILDING 8, ZHONGGUANCUN SOFTWARE PARK, HAIDIAN, BEIJING, P.R. CHINA
Introduction
This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of VanceInfo Technologies Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.001 per share (the “Ordinary Shares”), to be exercised at the Annual General Meeting of the Company (the “Annual General Meeting”) to be held at 3/F, Building 8, Zhongguancun Software Park, Haidian, Beijing, P.R. China on November 11, 2011 at 1:00 PM (Beijing time, or 0:00 AM EST), and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Annual General Meeting.
Only the holders of record of the Ordinary Shares at the close of business on October 11, 2011 (the “Record Date”) are entitled to notice of and to vote at the Annual General Meeting. Each Ordinary Share shall be entitled to one vote on all matters.
The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Annual General Meeting as indicated or, if no instruction is given, FOR the Ordinary Resolutions set forth in this Form of Proxy. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation or (ii) by voting in person at the Annual General Meeting.
To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s Investor Relations Department at 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China as soon as possible and in any event no later than 1:00 PM on November 9, 2011(Beijing time, or 0:00 AM EST) failing which the proxy will not be valid.

VANCEINFO TECHNOLOGIES INC.
(Incorporated in the Cayman Islands with limited liability)
(New York Stock Exchange Ticker: VIT)
FORM OF PROXY FOR ANNUAL GENERAL MEETING (OR ANY ADJOURNMENT THEREOF) TO BE HELD ON NOVEMBER 11, 2011 AND AT 3/F, BUILDING 8, ZHONGGUANCUN SOFTWARE PARK, HAIDIAN, BEIJING, P.R. CHINA
I/We,  _____ of  _____, being the registered holder of  _____  ordinary shares (Note 1) , par value US$0.001 per share, of VanceInfo Technologies Inc. (the “Company”) hereby appoint the Chairman of the Annual General Meeting (Note 2) or  _____  of  _____  as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company to be held on November 11, 2011 at 1:00 PM (Beijing time, or 0:00 AM EST), and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, or on any other matter which may be considered at the annual general meeting (or any adjournment thereof) as my/our proxy thinks fit.

RESOLUTION	FOR (Note 3)	AGAINST (Note 3)
1. Resolution No. 1 as set out in the Notice of Annual General Meeting.

2. Resolution No. 2 as set out in the Notice of Annual General Meeting.

3. Resolution No. 3 as set out in the Notice of Annual General Meeting.

4. Resolution No. 4 as set out in the Notice of Annual General Meeting.

5. Resolution No. 5 as set out in the Notice of Annual General Meeting.

6. Resolution No. 6 as set out in the Notice of Annual General Meeting.

Dated , 2011	Signature(s) (Note 4)

Notes:

[1]
Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]
If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING OR ” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. A proxy need not be a member. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

[3]	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE

RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion.

[4]
This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.

[5]
This form of proxy must be returned to the Company’s Investor Relations Department at 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China so as to be received prior to 1:00 PM (Beijing time, or 0:00 AM EST) on November 9, 2011 failing which the proxy will not be valid.